UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58614/September 22, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13141

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In the Matter of	:	
	:	
CONSOLIDATED GROWERS AND	:	
PROCESSORS, INC.,	:	
MONSOON INTERNATIONAL	:	ORDER MAKING FINDINGS AND
MANUFACTURING & DISTRIBUTION,	:	REVOKING REGISTRATIONS BY
INC.,	:	DEFAULT AS TO FOUR RESPONDENTS
PONY EXPRESS U.S.A., INC.,	:	
SUMMEDIA.COM, INC., and	:	
SUNFLOWER USA, LTD.	:	

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on August 20, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement (Division) has provided evidence that all Respondents were served with the OIP by August 28, 2008. Respondents' Answers to the OIP were due ten days after service. See 17 C.F.R. § 201.220(b); OIP at 3. The proceeding has ended as to Respondent SUMmedia.com, Inc. Consol. Growers and Processors, Inc., Exchange Act Release No. 58510 (September 11, 2008). To date, none of the remaining four Respondents has filed an Answer. On September 15, 2008, the Division filed a Motion for Default (Motion) against Respondents Consolidated Growers and Processors, Inc. (Consolidated), Monsoon International Manufacturing & Distribution, Inc. (Monsoon), Pony Express U.S.A., Inc. (Pony), and Sunflower USA, Ltd. (Sunflower). As relief, the Division requested that the registrations of these Respondents' securities, registered pursuant to Section 12 of the Exchange Act, be revoked. None of the

Consolidated, Monsoon, Pony, and Sunflower are in default for failing to file an Answer to the OIP, to respond to the Division's Motion within the time provided, or otherwise to defend the proceeding. 17 C.F.R. §§ 201.155(a), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true as to Consolidated, Monsoon, Pony, and Sunflower.

Consolidated (CIK No. 1043839) is a void Delaware corporation located in North Hollywood, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB/A registration statement on January 5, 2000, which included financial statements through June 30, 1999, and reported a net loss of $1.9 million for that year. On March 7, 2000, the company filed a Chapter 7 bankruptcy petition in the U.S. Bankruptcy Court for the Central District of California, and the proceeding terminated on April 30, 2003. As of August 15, 2008, the company's stock (symbol CGPRQ) was quoted in the Pink Sheets, had three market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Monsoon (CIK No. 1059978) is a Nevada corporation located in Parlier, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on January 21, 2000, which reported a net loss of $1 million for the nine months ended September 30, 1999. As of August 15, 2008, the company's stock (symbol MIMF) was quoted in the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Pony (CIK No. 1037759) is a Nevada corporation located in Phoenix, Arizona, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2004, which reported a net loss of $2 million for the prior nine months. As of August 15, 2008, the company's stock (symbol PYXP) was quoted in the Pink Sheets, had nine market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Sunflower (CIK No. 1084211) is a Nevada corporation located in Tukwila, Washington, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended February 29, 2000. As of August 15, 2008, the company's stock (symbol SFLW) was quoted in the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Consolidated, Monsoon, Pony, and Sunflower are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance, requesting compliance with their periodic filing obligations, or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities, registered pursuant to Exchange Act Section 12, to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). As a result of the foregoing, Consolidated, Monsoon, Pony, and Sunflower failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

In light of the above, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Consolidated, Monsoon, Pony, and Sunflower.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Consolidated Growers and Processors, Inc., Monsoon International Manufacturing & Distribution, Inc., Pony Express U.S.A., Inc., and Sunflower USA, Ltd., is hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge